UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number: 001-41737
Lifezone Metals Limited

2nd Floor, St George’s Court, Upper Church Street
Douglas, Isle of Man, IM1 1EE
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐

On July 29, 2026, Lifezone Metals Limited (“Lifezone Metals” or the “Company”) announced the financial results for the six months ended June 30, 2026. A copy of that Press Release is furnished as Exhibit 99.1 to this report on Form 6-K.
A copy of Lifezone Metals Unaudited Consolidated Interim Financial Statements as of June 30, 2026 are attached in Exhibit 99.2 to this report on Form 6-K. Exhibit 99.2 also includes management’s discussion and analysis of financial conditions and results of the Company's operations for the six months ended June 30, 2026.
The information in the attached Exhibits 99.2 shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-272865 and 333-281189 and 333-289809) and Form S-8 (File No. 333-274449) and the related prospectuses, respectively as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release titled “Lifezone Metals Announces H1 2026 Interim Financial Results.”
99.2	Lifezone Metals Unaudited Consolidated Interim Financial Statements for the six months ended June 30 2026.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEZONE METALS LIMITED

Date: July 29, 2026	By:	/s/ Ingo Hofmaier
	Name:	Ingo Hofmaier
	Title:	Chief Financial Officer
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